SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 15, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated May 14, 2002 announcing resolutions approved by shareholders at the Annual General Meeting, including a dividend to shareholders and changes to the Supervisory and Management Boards.

Aventis

Press Release

Your Contact:

Europe		U.S.
Arvind Sood	John Gilardi	Felix Lauscher
Tel: + 33 (0) 3-8899-1246	Tel: + 33 (0) 3-8899-1216	Tel: + 00 (1) 908-243-7867
Fax: + 33 (0) 3-8899-1375	Fax: + 33 (0) 3-8899-1375	Fax: + 00 (1) 908-243-7767
Arvind.Sood@aventis.com	John.Gilardi@aventis.com	Felix.Lauscher@aventis.com

May 14, 2002

Aventis Annual General Meeting of Shareholders:

- Net dividend of € 0.58 per share approved
- Jürgen Dormann and Jean-René Fourtou elected to the Supervisory Board

Strasbourg, France – At the Annual General Meeting (AGM) of Aventis held today in Strasbourg, shareholders overwhelmingly approved the resolutions proposed by the Management Board. At this combined ordinary and extraordinary shareholder meeting, 36.55 % of the subscribed capital was represented, corresponding to 290,106,307votes.

Based on the financial results of 2001, the AGM approved a **dividend** of € 0.58 per share to shareholders of record as of May 17, 2002, a 16% increase compared to the previous year (€ 0.50). The total dividend payment, which is scheduled for distribution on June 17, 2002, would be approximately € 461 million.

The AGM also voted to appoint Jürgen Dormann, outgoing Chairman of the Management Board, and Jean-René Fourtou, outgoing Vice Chairman of the Management Board, to the Supervisory Board of Aventis.

Marc Viénot, currently Chairman of the Supervisory Board, and Martin Frühauf, currently Vice Chairman of the Supervisory Board, remain on the Supervisory Board, which will consist of sixteen members.

A separate communication will follow regarding the outcome of today's Supervisory Board meeting.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

More information at: www.aventis.com/agm

Aventis

RECEIVED
JUN 03 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: May 15, 2002

By: [signature]
Name: Dr. Dirk Oldenburg
Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 · dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim